Exhibit 9.01(a)

RW National Holdings, LLC

and Subsidiaries

(dba Renters Warehouse)

Condensed Consolidated Financial Statements

September 30, 2022

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Condensed Consolidated Balance Sheets

(in thousands, except membership units)

	September 30, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$288	$143
Restricted cash	18,763	18,206
Accounts receivable, less allowances of $15 and $131, respectively	1,165	811
Other current assets	3,153	746
Total current assets	23,369	19,906
Property and equipment, net of accumulated depreciation	153	311
Goodwill	11,882	11,882
Intangible assets, net	1,777	2,671
Other assets	140	153
Total assets	$37,321	$34,923

Liabilities, temporary equity and members’ deficit
Current liabilities
Accounts payable and accrued expenses	$12,214	$4,835
Current portion of long-term debt	975	1,207
Current portion of long-term debt - related party	937	936
Derivative liability	—	290
Current maturities of capital lease obligations	47	48
Rent clearing liability	4,260	4,685
Resident security deposits liability	14,101	12,821
Total current liabilities	32,534	24,822
Long-term debt, net of current maturities, discount, and unamortized debt issuance costs - related party	9,172	8,822
Capital lease obligations, net of current maturities	84	120
Other liabilities	83	57
Total liabilities	41,873	33,821
Contingencies (Note 15)
Temporary equity:
Redeemable units (42,706,786 and 40,657,093 units issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	85,468	68,188
Permanent equity:
Members’ deficit (38,779,902 and 39,559,221 units issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	(90,020)	(67,086)
Total liabilities, temporary equity and members’ deficit	$37,321	$34,923

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Unaudited Condensed Consolidated Statements of Operations

(in thousands)

	Nine Months Ended September 30,
	2022	2021
Revenues
Management	$15,853	$15,842
Marketplace	5,344	4,178
Franchise	936	1,001
Total revenues	22,133	21,021
Cost of revenue	11,538	11,214
Gross profit	10,595	9,807
Operating expenses
Selling and general	5,950	5,758
Administrative	4,056	3,784
Depreciation and amortization	1,169	1,368
Other	4,082	1,799
Total operating expenses	15,257	12,709
Operating loss	(4,662)	(2,902)
Other income (expense), net
Loss from remeasurement of derivative liability	(165)	—
Interest expense	(1,478)	(1,575)
Other income	2	4,675
Total other income (expense), net	(1,641)	3,100
Net income (loss)	$(6,303)	$198

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Unaudited Condensed Consolidated Statement of Redeemable Units and Members’ Deficit

(in thousands, except membership units)

	Redeemable		Common	Class B	Accumulated Members’
	Units	Dollars	Units	Units	Deficit
Balances, December 31, 2021	40,657,093	$68,188	36,053,798	3,505,423	$(67,086)
Release of vested Class B restricted membership units issued and compensation expense	—	—	—	906,194	194
Issuance of common units to lender according to terms of secured promissory note	—	—	364,180	—	455
Reclassification of Common Units to temporary equity in connection with amendment to St. Cloud Securities Purchase Agreement	2,049,693	11,161	(2,049,693)	—	(11,161)
Change in redemption value of redeemable preferred units	—	6,119	—	—	(6,119)
Net loss	—	—	—	—	(6,303)
Balances, September 30, 2022	42,706,786	$85,468	34,368,285	4,411,617	$(90,020)

	Redeemable		Common	Class B	Accumulated Members’
	Units	Dollars	Units	Units	Deficit
Balances, December 31, 2020	34,992,250	$55,277	31,916,698	2,383,357	$(58,874)
Release of vested Class B restricted membership units issued and compensation expense	—	—	—	855,171	158
Issuance of common units to lender according to terms of secured promissory note	—	—	360,538	—	107
Issuance of Class A-1 preferred membership units and common membership units in exchange for the extinguishment of related party convertible debt, inclusive of loss on extinguishment recorded in members’ equity	984,191	1,247	656,126	—	(263)
Issuance of Class A-1 preferred membership units and common membership units in exchange for cash and extinguishment of related party note payable	4,680,652	4,054	3,120,436	—	627
Change in redemption value of redeemable preferred units	—	5,663	—	—	(5,663)
Net income	—	—	—	—	198
Balances, September 30, 2021	40,657,093	$66,241	36,053,798	3,238,528	$(63,710)

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$(6,303)	$198
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	1,169	1,368
Remeasurement of derivative liability	165	—
Forgiveness on Paycheck Protection Program Loan	—	(2,435)
Amortization of debt discount and issuance costs	418	370
Restricted membership unit compensation expense	194	158
Changes in operating assets and liabilities:
Accounts receivable, net	(354)	(577)
Other current and noncurrent assets	(412)	(224)
Accounts payable and accrued expenses	5,397	(50)
Rent clearing liability	(425)	422
Resident security deposits	1,280	(780)
Other liabilities	26	(49)
Net cash provided (used) by operating activities	1,155	(1,599)
Cash flows from investing activities
Purchases of property and equipment	(28)	(120)
Purchases and development of intangible assets	(89)	(309)
Net cash used by investing activities	(117)	(429)
Cash flows from financing activities
Member contributions	—	2,617
Proceeds from related party convertible note	—	525
Repayment of principal and related fees	(299)	(360)
Payments on capital lease obligations	(37)	(54)
Net cash provided (used) by financing activities	(336)	2,729
Net increase in cash, cash equivalents and restricted cash	702	701
Cash and cash equivalents and restricted cash at beginning of period	18,349	17,854
Cash and cash equivalents and restricted cash at end of period	$19,051	$18,555

	2022	2021
Supplemental cash flow information and disclosure of noncash investing and financing activities:
Cash paid for interest	$957	$1,088
Extinguishment of related party convertible notes and related party notes payable in exchange for Series A-1 Preferred Units and Common Units	$—	$2,759
Issuance of Class A-1 preferred membership units and common membership units in exchange for the extinguishment of related party convertible debt	$—	$3,503
Loss on extinguishment of related party convertible debt recorded in equity	$—	$456
Accounts payable for purchases of intangible assets	$—	$25
Deferred transaction costs included in accounts payable and accrued expenses	$1,982	$—

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

1. Nature of Business and Summary of Significant Accounting Policies

Organization

RW National Holdings, LLC (“RW National” or the “Company”) is a limited liability company formed in Minnetonka, Minnesota in 2015, and acts as a holding company and currently has no other business operations. The Company conducts its operations through its wholly owned subsidiary, RW OpCo, LLC which wholly owns approximately 25 limited liability companies across the United States (each, a “Subsidiary” and collectively, the “Subsidiaries”).

Each Subsidiary is engaged in the business of providing real estate property management, brokerage transactions services and leasing placement and renewal services to owners and tenants of single-family rental homes (“SFR”), townhomes and small multifamily properties, and such other activities incidental or ancillary to property management and leasing services, under the name Renters Warehouse.

Proposed Business Combination

On May 17, 2022 the Company executed a definitive Business Combination Agreement (“Business Combination”) with PTIC II. Upon the consummation of the proposed Business Combination and related transactions, the Company will merge with PTIC II and change its name to Appreciate Holdings, Inc. Following the proposed business combination, Appreciate Holdings, Inc. will be organized in an umbrella partnership corporation (commonly known as an “Up-C”), which is often used for partnership and limited liability companies undertaking an initial public offering. The Up-C structure allows current equity unit holders of the Company to retain their equity ownership in the Company, which will continue to be classified as a partnership for U.S. federal income tax purposes. The proposed Business Combination is expected to be completed in the fourth quarter of 2022, subject to, among other things, the approval by PTIC II’s shareholders, and other customary closing conditions as further described in the Business Combination Agreement. There is no assurance that the Business Combination will be consummated.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of RW National and its wholly owned subsidiaries. The unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). All intercompany balances and transactions has been eliminated in consolidation.

Unaudited Interim Financial Statements

Certain information and footnote disclosures normally included in annual consolidated financial statements have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, these unaudited condensed consolidated financial statements and notes should read in conjunction with the Company’s annual audited consolidated financial statements for the fiscal year ended December 31, 2021. The information as of December 31, 2021 included in the unaudited condensed consolidated balance sheets was derived from the Company’s audited consolidated financial statements.

The unaudited condensed consolidated financial statements reflect all adjustments (all of which are of a normal recurring nature) considered necessary to present fairly the Company’s financial position, results of operations, members’ deficits, and cash flows for the periods and dates presented. The results of operations for the nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022 or any other interim period or future year.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

COVID-19 Impact

The Company continues to monitor the novel coronavirus disease 2019 (“COVID-19”) and its ongoing impact on the Company’s operational and financial performance. The Company expects the COVID-19 pandemic to continue to have an uncertain effect on future revenues and results of operations, but is unable to predict the size and duration of such impact.

The Company qualified for the Employee Retention Credit under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) provided by the government. During the nine months ended September 30, 2022 and 2021, the Company recognized payroll subsidies totaling $0 and $2,098, respectively, in other income on the unaudited condensed consolidated statements of operations.

Emerging Growth Company Status

The Company qualifies as an emerging growth company under Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) as discussed in the Annual Report for the reporting periods in this report. As a result, these unaudited condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. The Company expects to use the extended transition period for any new or revised accounting standards during the period which the Company remains an emerging growth company.

Use of Estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to the useful lives and recoverability of long-lived and intangible assets, goodwill, derivative valuation, going concern assessment, the valuation of membership units issued to extinguish financial liabilities, and the valuation of membership units issued to employees and non-employees in connection with services rendered. Estimates are periodically reviewed in light of changes in circumstances, facts, and experience. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents, and accounts receivable. The Company maintains cash in multiple financial institutions, which, at times, may be in excess of the Federal Deposit Insurance Corporation limits. The Company has not experienced any losses in such accounts, and management believes the Company is not exposed to any significant credit risk on cash.

The Company’s accounts receivable are derived from revenue earned from customers. Two individual customers represented approximately 20% and 10% of the Company’s total revenue for the nine months ended September 30, 2022. For the nine months ended September 30, 2021, no individual customer represented more than 10% of the Company’s total revenue. As of September 30, 2022 and December 31, 2021, no individual customer accounted for more than 10% of the Company’s total accounts receivable, net.

Fair Value of Financial and Derivative Instruments

The Company estimates the fair value of its derivative instruments using available market information in accordance with ASC 820 for fair value measurements and disclosures of derivatives. All changes in the fair value of recognized derivatives are recognized currently in earnings.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

Financial assets and liabilities subject to fair value measurement on a recurring and nonrecurring basis is recorded at the exit price of the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The Company’s financial instruments consist of Level 1, Level 2, and Level 3 assets and liabilities.

Liquidity and Going Concern

The unaudited condensed consolidated financial statements have been prepared on the going concern basis, which assumes the Company will have sufficient cash to pay its debts, as and when they become payable, for a period of at least twelve months from the date that the unaudited condensed consolidated financial statements are issued or available to be issued. Management has evaluated whether there were any conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern over the next twelve months. In performing this assessment, the Company concluded that the following conditions raise substantial doubt about the Company’s ability to meet financial obligations as they come due within one year after the date that the consolidated financial statements are issued:

●	The Company has a history of operating losses and negative cash flows from operations.

●	As of September 30, 2022, the Company has negative working capital of $9,165, primarily driven by accrued transaction costs incurred in connection with the Business Combination.

●	As of September 30, 2022, the Company had a related party secured promissory note agreement (“St. Cloud Note”, as described in Note 7) with an outstanding balance of $9,220. This principal balance was due to be repaid on September 30, 2023 and the Company did not anticipate having sufficient capital to satisfy this obligation at the scheduled maturity date.

●	In September 2022, the Company downgraded its projections of marketplace transactions and properties managed due to an increased level of caution among its Institutional clients with respect to SFR asset purchases based on widely reported changes in residential real estate market conditions. The Updated Prospective Financial Information indicated that noncompliance with certain financial covenants included in the St. Cloud Note was probable within the next six months.

●	As discussed in Note 16, on November 23, 2022, the Company and PTIC II consummated the Business Combination. The combined company will operate under the name Appreciate Holdings, Inc. The Company received approximately $1 million in net cash proceeds, and incurred related costs current liabilities of $28 million, which led to an increase of negative working capital by $27 million.

As discussed in Note 7, the St. Cloud note has been amended multiple times to extend the maturity date and waive financial covenants. The latest amendment occurred in October 2022 when the St. Cloud Note was amended to extend the maturity date to December 31, 2023. A previous amendment in June 2022 waived all financial covenants until December 31, 2023.

Further, as discussed in Note 16, in November 2022 the Company entered into fee deferral agreements with certain service providers to either equitize or defer payment on $24 million, of fees and expenses incurred in connection with the Business Combination. The company is in discussions with various other service providers and intends to defer or equitize up to an additional $6 million of fees and expenses incurred in connection with the Business Combination.

The Company intends to mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern through primarily with a committed equity facility purchase agreement (“CEF Purchase Agreement”) which will allow the combined company to receive cash, from time to time at its sole discretion, in exchange for Class A Common Stock. However, the CEF Purchase Agreement is subject to satisfaction of certain conditions that are not entirely within control of the Company.

However, as the plans are not entirely within the Company’s control, specifically the CEF Purchase Agreement, management cannot provide assurance that they will be effectively implemented in order to relieve substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Income Taxes

The Company is organized as a pass-through entity for income tax purposes and is not subject to income taxes since taxable income or loss is reportable on the income tax returns of the members. Accordingly, no provision for income taxes is recorded by the Company. Profits and losses and members’ equity may differ significantly from those reportable for tax purposes as a result of the differences between the tax basis and financial reporting basis of assets and liabilities, as well as differences in the timing of recognition of revenues and expenses. See Note 1 that discusses a transaction impacting the Company and accounting for income taxes in subsequent reporting periods.

Management has analyzed the tax positions taken by the Company, and concluded that as of September 30, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the unaudited condensed consolidated financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Company is no longer subject to income tax examinations for years prior to 2018.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

Significant Accounting Policies

There were no significant changes to the Company’s significant accounting policies disclosed in “Note 1 — Nature of Business and Summary of Significant Accounting Policies” as described in the audited financial statements for the years ended December 31, 2021 and 2020.

Segment Reporting

Operating segments are identified as components of an entity where separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions on how to allocate resources and assesses performance. The Company has determined that its chief operating decision maker (“CODM”) is its chief executive officer who is responsible for making decisions regarding the allocation of resources and assessing performance as well as for strategic operational decisions. The Company manages, reports, and evaluates its business under two operating segments that are also considered as reportable segments.

As of September 30, 2022, the Company did not have assets located outside of the United States. See Note 14 for additional information about segment reporting.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (Topic 842) Section A - Leases: Amendments to the FASB Accounting Standards Codification, and subsequent amendments which is a comprehensive new lease standard that will supersede previous lease guidance. The standard requires a lessee to recognize the assets and liabilities on the balance sheet for the rights and obligations created by most leases and continue to recognize expenses on the income statement over the lease term. It will also require disclosure designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which deferred the adoption date of ASC 842 for certain types of entities. ASU 2020-05 amends the effective dates for ASU 2016-02 for emerging growth companies to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company expects to adopt ASC 842 for the annual periods beginning on January 1, 2022, and the interim periods beginning on January 1, 2023. The company is expecting the new standard to have a material impact resulting in the recognition of right-of-use assets and liabilities related to its operating leases of approximately $1,400 resulting from the adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326). The ASU adds to GAAP an impairment model (known as the current expected credit losses model) that is based on an expected losses model rather than an incurred losses model. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of impairment models that entities use to account for debt instruments. In November 2019, the FASB issued ASU 2019-10, Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates, which extends the effective date of the standards for emerging growth companies to interim and annual periods beginning after December 15, 2022, with early adoption permitted. As an emerging growth company, the Company plans to adopt this standard effective January 1, 2023. The Company is currently evaluating the impact this ASU will have on the Company’s unaudited condensed consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provided guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying GAAP to contracts, hedging relationships and other transactions impacted by reference rate reform. The provisions apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. Adoption of the provisions of ASU 2020-04 are optional and may be applied from March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact this ASU will have on the Company’s unaudited condensed consolidated financial statements.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

2. Cash, Cash Equivalents, and Restricted Cash

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted cash represents cash deposited in accounts related to certain security deposits and collections. The Company is required to hold and segregate these balances pursuant to the terms of the resident lease agreements executed by the Company in the ordinary course of business.

The balances of the Company’s cash, cash equivalents, and restricted cash accounts as of September 30, 2022 and December 31, 2021, are set forth in the table below:

	September 30, 2022	December 31, 2021
Cash and cash equivalents	$288	$143
Restricted cash	18,763	18,206
Total cash, cash equivalents, and restricted cash	$19,051	$18,349

The balances of the Company’s restricted cash accounts as of September 30, 2022 and December 31, 2021, are set forth in the table below:

	September 30, 2022	December 31, 2021
Resident security deposits	$14,231	$12,776
Rent collections due to property owners	4,054	4,658
Other reserves	478	772
Total	$18,763	$18,206

3. Property and Equipment

Depreciation expense related to property and equipment was $185 and $267 for the nine months ended September 30, 2022 and 2021, respectively. There was no impairment losses recorded during the nine months ended September 30, 2022 and 2021.

4. Other Current Assets

Other currents assets consisted of the following at September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Prepaid expenses	$850	$477
Deferred transaction related costs	1,982	—
Other current assets	321	269
Total	$3,153	$746

Prepaid expenses include amounts paid in advance for operating expenses as well as prepayments related to payroll and insurance.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

The Company has incurred transaction related costs in connection with the anticipated Business Combination as disclosed in Note 1, which include attorney, advisory, accounting, and other fees. Deferred transaction related costs include primarily attorney and advisory fees which will be offset against gross proceeds of the Business Combination. Transaction related costs which have not been deferred and instead expensed as incurred total $2,658 for the nine months ended September 30, 2022 and are recorded in other operating expenses within the unaudited condensed consolidated statement of operations.

5. Goodwill and Intangible Assets

There were no changes to the carrying amount of goodwill for the nine months ended September 30, 2022 and 2021. As of September 30, 2022 and December 31, 2021 goodwill was $11,882. No goodwill impairment was recorded during the nine months ended September 30, 2022 or 2021.

At September 30, 2022 and December 31, 2021, gross intangible assets were $24,400 and $24,309 and accumulated amortization was $22,622 and $21,638, respectively. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization expense related to intangible assets was $984 and $1,101 for the nine months ended September 30, 2022 and 2021, respectively.

The Company capitalizes qualifying developed technology costs incurred during the application development stage, as long as it is probable the project will be completed, and the software will be used to perform the function intended. For the nine months ended September 30, 2022 and 2021, capitalized internally developed software costs were $89 and $267, respectively.

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Accounts payable	$8,135	$2,605
Compensation and benefits	3,314	1,642
Interest	453	345
Other	312	243
Total	$12,214	$4,835

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

7. Debt and Related Party Notes

Debt consisted of the following balances at September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Bridgewater note	$441	$740
Related party St. Cloud note	9,220	9,220
Related party notes payable	937	937
Notes payable	551	551
Total debt	$11,149	$11,448
Unamortized debt issuance costs	(17)	(84)
Unamortized debt discount	(48)	(399)
Total debt, net	$11,084	$10,965
Presented on the condensed consolidated balance sheet as:
Current maturities of long-term debt	975	1,207
Current maturities of long-term debt - related party	937	936
Total current debt, net	$1,912	$2,143
Long-term debt, net of current maturities, unamortized debt issuance costs, and discount - related party	9,172	8,822
Total long-term debt, net	$9,172	$8,822

Bridgewater Note

The Company issued a secured promissory note dated as of January 2, 2019, to Bridgewater Bank (“Bridgewater”) (as amended, the “Bridgewater Note”) pursuant to that certain Loan Agreement dated as of January 2, 2019, by and between RW National and Bridgewater. The Bridgewater Note bears interest at an annual rate of 5.61%, and requires monthly principal and interest payments. The Bridgewater Note is secured by a first-priority lien on substantially all of RW National’s assets, and requires monthly principal and interest payments. As of September 30, 2022, the remaining principal balance on the Bridgewater Note totaled $441, with all outstanding principal and interest maturing January 2, 2024. On August 11, 2022, the Company received waivers for various defaults under the Bridgewater Note. On November 20, 2022, the Company entered into Amendment No. 1 to their respective loan agreements with Bridgewater Bank. The Amendment confirmed that all existing defaults under the loan agreements were waived through the effective date of the Amendment and that all financial covenants were waived for the quarterly periods ended September 30, 2022 and December 31, 2022. However, a subsequent instance of non-compliance is expected to occur in the next twelve months, and as a result, the Company included the note balance in current maturities of debt and presented it as a current liability on the consolidated balance sheet as of September 30, 2022 and December 31, 2021.

Related party St. Cloud Note

The Company issued a related party secured promissory note dated as of November 7, 2016 to St. Cloud Capital Partners II SBIC, LP (“St. Cloud”) (as amended, the “St. Cloud Note”), a member, pursuant to that certain Securities Purchase Agreement dated as of November 7, 2016 by and between RW National and St. Cloud (as amended, the “Securities Purchase Agreement”). The St. Cloud Note bears an annual interest rate of 12% and requires monthly interest-only payments with all outstanding principal and interest due August 31, 2023. The St. Cloud Note is secured by substantially all assets of RW National and is subordinate to the Bridgewater Note, but senior in priority to all other debt currently outstanding.

In March 2021, the Securities Purchase Agreement was amended to require the Company to issue Common Units to St. Cloud in an amount equal to 1% of the Company’s Common Unit capitalization on each of the following dates, as long as the note remains outstanding: September 30, 2021, March 31, 2022, September 30, 2022, and March 31, 2023. This contingent equity distribution feature was bifurcated and separately accounted for as a derivative liability. At the amendment date, the Company recognized a derivative liability and corresponding debt discount of $431. Please refer to Note 8 for more information on the Company’s derivative liability.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

In May 2022, the Company amended the St. Cloud Note and the Securities Purchase Agreement to (i) extend the maturity date from November 1, 2022 to June 30, 2023, (ii) suspend RW National’s requirement to issue Common Units to St. Cloud at specified future dates and (iii) provide forbearance from any exercise of remedies for failure to comply with certain covenants. The forbearance period extends through the earlier of the St. Cloud Note’s maturity date, the occurrence of the business combination with PropTech Investment Corporation II (“PTIC II”), or the termination of the business combination agreement with PTIC II. RW National’s requirement to issue Common Units to St. Cloud is suspended through the forbearance period and is eliminated entirely upon the occurrence of the business combination with PTIC II. In June 2022, the Company amended the St. Cloud Note to extend the maturity date from June 30, 2023 to July 31, 2023. In August 2022, the Company again amended the St. Cloud Note to extend the maturity date from July 31, 2023 to August 31, 2023, effective June 30, 2022. In September 2022, the St. Cloud Note was amended to extend the maturity date to September 30, 2023 and to waive all financial covenants until June 30, 2023. Finally, in October 2022, the St. Cloud Note was amended to extend the maturity date to December 31, 2023 and add a contingent prepayment feature which requires the Company to prepay all of the outstanding principal, accrued interest, and fees if as of the last business day of any month the Company has net working capital of at least $20,000. In such an event, prepayment would be due two business days after the last business day of the month in which net working capital exceeds $20,000 In the case of the periods ending December 31, 2022 and March 31, 2023 the financial covenants shall be waived in the event the closing date of the Business Combination with PTIC II has not occurred prior to such covenant test date.

Related party convertible notes

The Company had related party subordinated convertible notes (“Convertible Notes”) payable to a member. These Convertible Notes bore an annual interest rate of 12% and had a maturity date of September 30, 2020. On the maturity date, the member had the right, but not the obligation, to convert any unpaid principal and interest into Class A Preferred Units and Common Units of the Company, at a conversion price equal to $1 per one Class A Preferred Unit and two thirds of a Common Unit. The Convertible Notes qualified for the fair value option and the Company elected to measure them at fair value. The fair value of the convertible notes is measured as the greater of unpaid principal and interest on the notes or the fair value of units that the holder is eligible to receive upon conversion.

The Company sold an additional $525 in Convertible Notes to the same member during February 2021. In March 2021, the Company and the member agreed to extinguish the aggregate outstanding Convertible Note balance in exchange for 984,191 Class A-1 Preferred Units and 656,126 Common Units. The Class A-1 Preferred Units issued upon extinguishment were recorded in temporary equity based on the aggregate fair value of units issued, which was $1,247. The Common Units issued upon extinguishment was recorded in members’ equity based on the aggregate fair value of units issued, which was $193. This resulted in a loss on extinguishment equal to the difference between the value of the Convertible Notes extinguished and the fair value of units issued to the member. As the member is a related party, the extinguishment represented a capital transaction and a loss on extinguishment of $456 was also recorded in members’ deficit.

Related party notes payable

During 2021, the Company had a subordinated related party note payable to a member with an annual interest rate of 6% that was guaranteed by the majority member of the Company. The balance of $1,775 was repaid in full in March 2021.

The Company currently has various other subordinated related party notes payable to members. As of September 30, 2022, all notes were past their scheduled maturity dates. The terms of the St. Cloud Note prohibit the Company from making any principal payments on these subordinated notes at times when certain financial and operational metrics (as set forth within the Securities Purchase Agreement) are not met. The Company did not meet certain of these metrics and accordingly, did not repay the notes upon their scheduled maturity dates. At September 30, 2022, one note with a principal balance of $500 bears an annual interest rate of 8%. Certain other notes were issued with an annual interest rate of 6%, but contain a default provision that increases the annual interest rate to 24% at maturity. The aggregate principal balance of related party notes outstanding at September 30, 2022 with annual interest rates of 24% due to such default provisions was $437.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

Notes payable

The Company currently has various subordinated notes payable to non-related party lenders. As of September 30, 2022, all such notes were past their scheduled maturity dates. The terms of the St. Cloud Note prohibit the Company from making any principal payments on these subordinated notes at times when certain financial and operational metrics (as defined within the Securities Purchase Agreement) are not met. As of September 30, 2022, the Company has not met certain of these metrics and accordingly, did not repay the notes upon their scheduled maturity dates. At September 30, 2022, these notes had annual interest rates of 6% and an aggregate principal balance of $551.

Paycheck protection program loan

In April 2020, the Company entered into a loan agreement with Bridgewater Bank pursuant to the Paycheck Protection Program established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration. The Company received loan proceeds of $2,435 (the “PPP Loan”). The proceeds from the PPP Loans were used primarily for payroll costs, as defined by the CARES Act.

The PPP Loan had a term of two years, accrued interest at a rate of 1%, and was prepayable in whole or in part without penalty. Payments of principal and interest on the PPP Loan were deferred for the first ten months of the term of the PPP Loan. After the deferral period, the PPP Loan required monthly payments of principal and interest until maturity with respect to any portion of such loan which was not forgiven pursuant to the terms of the CARES Act. During the nine months ended September 31, 2021, the Company’s application for forgiveness of the PPP loan was accepted and the Company recognized approximately $2,435 in debt forgiveness and the related accrued interest in other income in the accompanying unaudited condensed consolidated statements of operations.

As of September 30, 2022, future principal payments excluding unamortized debt issuance costs for our total debt were as follows:

Principal Payments
2022 (remaining three months)	$1,929
2023	9,220
2024	—
2025	—
2026	—
Thereafter	—
Total	$11,149

8. Derivative Instruments

In March 2021, the St. Cloud Note and Securities Purchase Agreement were amended to require the Company to issue Common Units to the lender in an amount equal to 1% of the Company’s Common Unit capitalization on each of the following dates, as long as the note remains outstanding: September 30, 2021, March 31, 2022, September 30, 2022, and March 31, 2023. This contingent equity distribution feature was bifurcated and separately accounted for as a derivative liability. The derivative liability is remeasured to fair value each period and the change in fair value is recorded as a gain or loss on derivative remeasurement.

Prepayment of the St. Cloud Note prior to maturity is not considered probable, so the fair value of the derivative liability is equal to the reporting date fair value of the Common Units that are expected to be issued at each of the scheduled issuance dates.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

At the amendment date, the Company recognized a derivative liability and corresponding debt discount of $431. On September 30, 2021, the Company distributed 360,538 Common Units to the lender. The fair value of Common Units distributed was $107, which was recorded in members’ equity with a corresponding reduction to the derivative liability. On March 30, 2022, the Company distributed 364,180 Common Units to the lender. The fair value of Common Units distributed was $455, which was recorded in members’ equity with a corresponding reduction to the derivative liability.

In May 2022, the Company amended the St. Cloud Note and Securities Purchase Agreement to suspend RW National’s requirement to issue Common Units to St. Cloud at future dates. The suspension of this requirement extends through the earliest of the St. Cloud Note’s maturity date, the occurrence of the business combination with PTIC II, or the termination of the business combination agreement with PTIC II. The amendment also eliminated RW National’s requirement to issue Common Units to St. Cloud entirely upon the occurrence of the business combination with PTIC II. This amendment to the settlement terms resulted in a remeasurement of the derivative liability to $0 at the amendment date as future issuances of Common Units are not considered probable. The total gain on remeasurement at the amendment date was offset by losses on remeasurement that were recorded prior to the March 30, 2022 distribution of Common Units described above, resulting in a net loss on remeasurement of the derivative liability of $165 for the nine months ended September 30, 2022.

The fair value of the derivative liability at September 30, 2022 and December 31, 2021 was $0 and $290, respectively. The derivative liability is reflected as a current liability within the consolidated balance sheet. Refer also to Note 7 where information on the St. Cloud Note has been disclosed.

9. Leases

Capital Leases

The Company purchased equipment with total gross book values of $258 and $278 under capital lease agreements as of September 30, 2022 and December 31, 2021, respectively. Depreciation for equipment acquired under the capital leases was $41 and $64 for the nine months ended September 30, 2022 and 2021, respectively.

The lease agreements contain buy outs in which case the Company is required to purchase the equipment at the end of the lease term. The aggregate future minimum principal lease payments under the capital leases at September 30, 2022 shown below include any buy out amounts that are probable of being owed at the end of the lease term:

As of September 30, 2022	Amount
2022 (remaining three months)	$14
2023	62
2024	74
Total payments	150
Less: amounts representing interest	(19)
Total capital lease obligations	131
Less: current portion	(47)
Non-current portion	$84

Operating Leases

The Company leases office spaces and company vehicles under operating lease agreements that expire at various dates through March 2026. Under the terms of the agreements, the Company is responsible for certain insurance, property taxes and maintenance expenses. The Company recognizes rent expense on a straight-line basis over the term of the operating leases. Any difference between cash payments required and rent expense is recorded as deferred rent. Rent expense for the nine months ended September 30, 2022 and 2021 was $514 and $685, respectively.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

Aggregate future minimum lease payments required under the operating leases at September 30, 2022 are as follows:

As of September 30, 2022	Amount
2022 (remaining three months)	$161
2023	602
2024	381
2025	211
2026	45
Total	$1,400

10. Preferred Units and Members’ Equity

The Company is authorized to issue an unlimited number of Class A-1 Preferred Units and Class A Preferred Units, collectively referred to as the “Preferred Units”.

Unpaid Class A-1 Preferred Return - In accordance with the Second Amended and Restated Limited Liability Company Agreement of RW National Holdings, LLC (“LLC Agreement”), Unpaid Class A-1 Preferred Return shall mean the excess of (i) the cumulative amount of such Class A-1 Member’s Class A-1 Preferred Return since the date such Class A-1 Member acquired its Class A-1 Preferred Units attributable to such Class A-1 Preferred Return over (ii) all amounts theretofore distributed to such Class A-1 Member with respect to Class A-1 Preferred Units since the date such Class A-1 Member acquired its Class A-1 Preferred Units attributable to such Class A-1 Preferred Return.

Class A-1 Preferred Return - In accordance with the LLC Agreement, Class A-1 Preferred Return shall mean a compounded, annual return of twelve percent (12%) on the Unrecovered Class A-1 Capital with respect to the Class A-1 Preferred Units of such Class A-1 Member.

Unrecovered Class A-1 Capital - In accordance with the LLC Agreement, Unrecovered Class A-1 Capital shall mean the Class A-1 Capital of such Class A-1 Member reduced by all distributions made by the Company to such Class A-1 Member.

Unpaid Class A-1 Priority Return - In accordance with the LLC Agreement, Unpaid Class A-1 Priority Return shall mean the excess of (i) the cumulative amount of such Class A-1 Member’s Class A-1 Preferred Return since the date such Class A-1 Member acquired its Class A-1 Preferred Units attributable to such Class A-1 Preferred Return over (ii) all amounts theretofore distributed to such Class A-1 Member with respect to Class A-1 Preferred Units since the date such Class A-1 Member acquired its Class A-1 Preferred Units attributable to such Class A-1 Preferred Return.

Preferred Return - In accordance with the LLC Agreement, Preferred Return shall mean a compounded, annual return of twelve percent (12%) on the Unrecovered Capital with respect to the Class A Preferred Units of such Class A Member.

Unrecovered Capital - In accordance with the LLC Agreement, Unrecovered Capital shall mean the amount set forth in Schedule A of the LLC Agreement attributable to such Member under the heading “Unrecovered Capital.” If additional Units are issued, the Unrecovered Capital attributable to such additional Units shall be $1.00 per Unit for each $1.00 of additional capital contributed.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

Redemption rights - Preferred Units may at any time be redeemed at the sole discretion of the Board. The redemption price per the LLC Agreement is equal to the sum of (i) the Unpaid Class A-1 Preferred Return, plus (ii) the Unrecovered Class A-1 Capital, plus (iii) the Unpaid Class A-1 Priority Return attributable to the Class A-1 Member holding such Class A-1 Preferred Units. If the Board exercises its right to cause the Company to purchase only a portion of the total outstanding Class A-1 Preferred Units, the Class A-1 Preferred Units the Company shall purchase should be allocated pro-rata among the Class A-1 Members in accordance with the number of Class A-1 Preferred Units held by each Class A-1 Member

Voting rights - Except as specifically set forth within the LLC Agreement or as otherwise required by applicable law, no Member, in its capacity as a Member, shall have the right to vote on any action to be taken by the Company or matter considered by the Board. Except as specifically set forth within the LLC Agreement, or when the consent of a specific class of Units is required by the LLC Agreement or applicable law, no Units other than Common Units shall have any voting rights.

Lack of creditor rights - Upon liquidation of the Company, only remaining assets shall be distributed among the Members. The remaining assets shall be accounted after the payments for all the debts, liabilities and obligations to creditors, including loans from members.

Conversion rights – The Preferred Units are convertible in the event of an Initial Public Offering. In such event, the Members shall exchange each class of Units into capital stock of other equity instruments having substantially the same economic interest as is set forth in the LLC Agreement.

Distribution Rights - Distributions to unitholders are made in accordance with the Company’s LLC Agreement based on the following priorities:

●	First, Class A-1 Members, pro rata, in proportion to their respective Unpaid Class A-1 Preferred Return, until their Unpaid Class A-1 Preferred Return is reduced to zero;

●	Second, Class A-1 Members, pro rata, in proportion to their respective Unrecovered Class A-1 Capital, until their Unrecovered Class A-1 Capital is reduced to zero;

●	Third, Class A-1 Members, pro rata, in proportion to their respective Unpaid Class A-1 Priority Return, until their Unpaid Class A-1 Priority Return is reduced to zero;

●	Fourth, Class A Members, pro rata, in proportion to their respective Unpaid Preferred Return, until their Unpaid Preferred Return is reduced to zero;

●	Fifth, Class A Members, pro rata, in proportion to their respective Unrecovered Capital, until their Unrecovered Capital is reduced to zero; and

●	Thereafter, Common Members and the Class B Members, pro rata, based on their respective Percentage Interests

There is one holder of Class A Preferred and Class A-1 Preferred Units that controls the majority vote of the Board with four out of the seven available board seats. As such, the Preferred Units are currently redeemable at the option of the holders, which also causes redemption to be outside of the Company’s control. Therefore, the Preferred Units are classified within temporary equity, outside of the members’ deficit section on the accompanying consolidated balance sheets. As the Preferred Units are currently redeemable at the option of the holders, they are remeasured to their maximum redemption amount at each reporting date. Holders of Class A-1 Preferred Units and Class A Preferred Units receive a Preferred Return equal to 12% of their Unrecovered Capital, as defined above. Additionally, as described above, the Class A-1 Preferred Units have a Priority Return, which causes their per-unit liquidation preference to effectively be double that of the Class A Preferred Units. The maximum redemption amount of the Class A-1 Preferred Units was approximately $6,735 at September 30, 2022 and $6,181 at December 31, 2021. The maximum redemption amount of the Class A Preferred Units was approximately $67,572 at September 30, 2022 and $62,007 at December 31, 2021, respectively.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

After adjusting for the change in redemption value of redeemable preferred units the net loss available to common unit holders is as follows:

	Nine Months Ended September 30,
	2022	2021
Net income/(loss)	$(6,303)	$198
Less: Change in redemption value of redeemable units	(6,119)	(5,663)
Net loss available to common unit holders	$(12,422)	$(5,465)

The Class A-1 Preferred Unit and Class A Preferred Unit roll forward as of September 30, 2022 is below:

	Class A-1 Preferred		Class A Preferred
	Units	Dollars	Units	Dollars
Balance, December 31, 2020	—	$—	34,992,250	$55,277
Issuance of preferred units	5,664,843	5,301	—	—
Change in redemption value of redeemable units	—	880	—	6,730
Balance, December 31, 2021	5,664,843	6,181	34,992,250	62,007
Change in redemption value of redeemable units	—	554	—	5,565
Balance, September 30, 2022	5,664,843	$6,735	34,992,250	$67,572

In May 2022, the Company amended the St. Cloud Note and the Securities Purchase Agreement to create a conditional obligation for the Company to redeem all Common Units held by St. Cloud upon the occurrence of the business combination with PTIC II. This redemption feature is contingent on the availability of funds received in the business combination to fund certain transaction costs and growth capital requirements prior to redeeming St. Cloud’s Common Unit holding. This contingent redemption feature is not solely within the control of the Company. As such, 2,049,693 Common Units were reclassified from permanent equity to temporary equity at the amendment date. The Common Units are recorded in temporary equity at their maximum redemption amount on the date they were recorded in temporary equity, which was equal to $11,161 and continue to be carried in temporary equity at this amount at September 30, 2022.

11. Equity-based Compensation

Class B Units

The Company has a restricted membership unit plan to encourage select members of its management team to acquire a proprietary interest in the growth and performance of the Company and to enhance the ability of the Company to attract, retain, and reward qualified individuals. Under the terms of the plan, the Company may grant an unlimited number of Class B units. The restricted membership units generally contain time-vesting provisions. Restricted membership units also fully vest upon a change of control, as defined in the restricted membership unit agreements.

The Company amortizes the grant-date fair value of Class B unit grants on a straight-line basis over the vesting period of the award. The Company expenses the cost of units ratably over the vesting period. In the nine months ended September 30, 2022 and 2021, the Company recorded $194 and $158 of equity-based compensation expense from Class B unit grants, respectively. The remaining unrecognized costs from unvested Class B unit awards as of September 30, 2022 was approximately $611 and will be recognized over 1.2 years.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

All equity-based compensation costs for the nine months ended September 30, 2022 and 2021 are included in administrative expenses on the accompanying unaudited condensed consolidated statement of operations.

The rollforward of restricted Class B Units is below:

	Restricted Class B units	Weighted average grant date fair value per share
Balance, January 1, 2022	3,482,050	$0.22
Granted	—	—
Vested	(906,194)	0.20
Forfeited	—	—
Balance, September 30, 2022	2,575,856	$0.22

12. Related Party Transactions

Management Services Agreement

In September 2015, the Company and Northern Pacific Growth Investment Partners, L.P. (“NPG”) entered into a management services agreement (the “Management Agreement”) that sets forth certain management and strategy advisory services to be provided by, and fees to be paid to NPG. Pursuant to the Management Agreement, RW National pays NPG an annual management fee of $250 (payable quarterly). Under the Management Agreement, NPG generally is entitled to reimbursement for reasonable costs and expenses to the extent incurred on behalf of RW National in the performance of NPG’s duties under the Management Agreement.

For the nine months ended September 30, 2022 and 2021, the Company incurred $263 and $263 in fees to be paid to NPG, respectively, pursuant to the Management Agreement.

St. Cloud Note and Related party notes payable

During the nine months ended September 30, 2022 and 2021, the Company incurred approximately $911 and $1,014 of interest expense on notes payable to related parties that also had equity interests in the Company, respectively. Please refer to Note 7 for more information on the St. Cloud Note and Related party notes payable.

13. Fair Value Measurement

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses approximates fair value due to the short-term nature of the instruments.

The fair value of the St. Cloud derivative is included within derivative liability in the unaudited condensed consolidated balance sheets. Refer to Note 7 for more information on the St. Cloud Note.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

The following table displays the carrying values and fair values of financial instruments as of September 30, 2022 and December 31, 2021:

	September 30, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Recurring fair value measurements
Liabilities:
Derivative liability	$—	$—	$—	$—	$—	$—	$290	$290
Total	$—	$—	$—	$—	$—	$—	$290	$290

Derivative liability

The fair value of the derivative liability at September 30, 2022 and December 31, 2021 was $0 and $290, respectively. The derivative liability is remeasured to fair value each period and the change in fair value is recorded as a gain or loss on derivative remeasurement.

In March 2021, the St. Cloud Note and Securities Purchase Agreement were amended to require the Company to issue Common Units to the lender. At December 31, 2021, the fair value of the derivative liability was equal to the reporting date fair value of the Common Units that are expected to be issued at each of the scheduled issuance dates.

As of each valuation date, the RW National board of directors in conjunction with an independent third-party valuation firm determined the fair value of RW National’s Common Units by considering valuations calculated using a variety of methods including market multiples, comparable market transactions and discounted cash flows. The Company first determined an enterprise value and then allocated the value among the various classes of our equity securities to derive a per unit value of RW National Common Units. The fair value of one RW National Common Unit at the date that the derivative liability was initially recognized was determined to be $0.29 per Common Unit. The fair value of one RW National Common Unit as of December 31, 2021 was determined to be $0.26.

In May 2022, the Company amended the St. Cloud Note and Securities Purchase Agreement to suspend RW National’s requirement to issue Common Units to St. Cloud at future dates. The suspension of this requirement extends through the earliest of the St. Cloud Note’s maturity date, the occurrence of the business combination with PTIC II, or the termination of the business combination agreement with PTIC II. The amendment also eliminated RW National’s requirement to issue Common Units to St. Cloud entirely upon the occurrence of the business combination with PTIC II. This amendment to the settlement terms caused the fair value of the derivative liability to be $0 as future equity distributions are not considered probable.

Refer to Note 7 and Note 8 where information on the St. Cloud Note and recording of the derivative liability has been disclosed.

	September 30, 2022
	December 31, 2021	Recording of Derivative Liability	Fair value of Common Units distributed	Net loss on remeasurement of Derivative Liability	September 30, 2022
Derivative liability	$290	$—	$(455)	$165	$—
Total	$290	$—	$(455)	$165	$—

	December 31, 2021
	December 31, 2020	Recording of Derivative Liability	Fair value of Common Units distributed	Gain on remeasurement of Derivative Liability	December 31, 2021
Derivative liability	$—	$431	$(107)	$(34)	$290
Total	$—	$431	$(107)	$(34)	$290

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

14. Segment Reporting

The Company has two reportable segments that are also considered the operating segments: Management and Marketplace. The CODM reviews the unaudited consolidated financial and operational information for purpose of allocating resources and evaluating performance and do not evaluate using asset information.

The Management segment primarily generates revenue in the form of providing services related to the leasing and managing of SFR properties including the identification of potential renters, the billing and collection of rent, and the coordination of repair and maintenance activities. The Marketplace segment primarily generates commission revenue from entering into Real Estate Sourcing and Transaction Services Agreements with customers to provide real property sourcing and acquisition services and renovation revenues from providing construction management services.

The following table presents information of the Company’s reportable segments and reconciliation to consolidated net income (loss):

	Nine Months Ended September 30,
	2022	2021
Segment revenues
Management	$16,789	$16,843
Marketplace	5,344	4,178
Total revenue	22,133	21,021

Cost of revenue
Management	(9,568)	(9,234)
Marketplace	(1,970)	(1,980)
Total	(11,538)	(11,214)

Gross profit
Management	7,221	7,609
Marketplace	3,374	2,198
Total	10,595	9,807

Operating expenses	(15,257)	(12,709)
Loss from remeasurement of derivative liability	(165)	—
Interest expense	(1,478)	(1,575)
Other income	2	4,675
Net income (loss)	$(6,303)	$198

Revenue from two customers of the Company’s Management and Marketplace segments represent approximately $4,459 and $2,142, respectively, of the Company’s consolidated revenue for the nine months ended September 30, 2022. No individual customer represented over 10% of the Company’s consolidated revenue for the nine months ended September 30, 2021.

RW National Holdings, LLC and Subsidiaries (dba Renters Warehouse)

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except membership units and per unit amounts)

The following table presents total assets of the Company’s reportable segments as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Management	$30,923	$30,981
Marketplace	4,416	3,942
Total assets for reportable segments	35,339	34,923
Deferred transaction related costs	1,982	—
Total consolidated assets	$37,321	$34,923

The following table presents the carrying amount of goodwill by reportable segment as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Management	$8,224	$8,224
Marketplace	3,658	3,658
Total	$11,882	$11,882

All of the Company’s revenue is generated in the United States. For the nine months ended September 30, 2022 and 2021, the Company did not have operations outside of the United States. Further, the Company did not have any assets outside of United States.

15. Contingencies

From time to time in the ordinary course of business, the Company may be named as a defendant in legal proceedings related to various issues, including without limitation, tort claims or contractual disputes, none of which management expects to have a material adverse impact on the Company.

16. Subsequent Events

On November 18, 2022, the shareholders of PTIC II approved the Business Combination discussed in Note 1, in which the Company will merge with PTIC II and change its name to Appreciate Holdings, Inc.

In November 2022, the Company entered into fee deferral agreements with certain service providers to either equitize or defer payment on $24 million, of fees and expenses incurred in connection with the Business Combination. The company is in discussions with various other service providers and intends to defer or equitize up to an additional $6 million of fees and expenses incurred in connection with the Business Combination.

On November 29, 2022, the Company and PTIC II consummated the Business Combination. Following the closing, the combined company began operating as Appreciate Holdings, Inc. and its Class A Common Stock and warrants are now listed under the symbols “SFR” and “SFRWW”, respectively, on the Nasdaq Stock Market beginning November 30, 2022. As a result of the Business Combination, the Company received approximately $2 million going to the Company’s consolidated balance sheet to accelerate growth.

Management has evaluated subsequent events from September 30, 2022 through December 5, 2022, the date the unaudited condensed consolidated financial statements were available to be issued.